Exhibit 11. Statement re computation of per share earnings.

TORCHMARK CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three months ended
	June 30,
	2010	2009
Net Income	$126,049,000	$114,118,000

Basic weighted average shares outstanding	82,017,155	82,734,765
Diluted weighted average shares outstanding	82,603,230	82,734,765
Basic net income per share	$1.54	$1.38

Diluted net income per share	$1.53	$1.38

	Six months ended
	June 30,
	2010	2009
Net Income	$247,725,000	$190,824,000

Basic weighted average shares outstanding	82,429,472	83,301,945
Diluted weighted average shares outstanding	82,995,266	83,301,945
Basic net income per share	$3.01	$2.29

Diluted net income per share	$2.98	$2.29